

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2010

Mr. John J. Quicke
President and Chief Executive Officer
Del Global Technologies Corporation
100 Pine Aire Drive
Bay Shore, New York 11706

Re: Del Global Technologies Corporation
Amendment No. 4 to Registration Statement on Form S-1
Filed August 25, 2010
File No. 333-166867

Dear Mr. Quicke:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   We note your response to prior comment 1. Please provide the proposed representation prior to requesting effectiveness, rather than in the acceleration request.

By participating in this offering,…, page 16

2.   Please revise to clarify, if true, that shareholders must make the representation in the second bullet *or* follow the alternative procedures set forth in the third, fourth and fifth bullets on page 16. Make similar revisions on page 24, in Exhibit 99.1 and elsewhere as appropriate.

3.   Refer to the fifth bullet on page 16. Please include an affirmative statement in this risk factor that the company will honor the exercise of rights in this offering by Steel Partners,

a 30% shareholder, in an amount that does not endanger the company's NOLs against future taxable income.

<u>You may not receive all of the shares…, page 16</u>

4.   We note your revised disclosure under this heading. However, we note that exhibits 99.3, 99.4 and 99.5 state that in the event rights holders seeking to oversubscribe would endanger the availability of your NOLs, those rights holders seeking to oversubscribe will generally be proportionately reduced. Please revise to clarify the meaning of this language and reconcile, as appropriate, with your disclosure in the prospectus.

<u>Protection Mechanics, page 24</u>

5.   We note your response to prior comments 2 and 3. Please revise to disclose the information contained in the second paragraph of your response to prior comment 2 regarding the process that you will use to determine the ownership threshold that shareholders will not be permitted to exceed. In addition, please revise to provide an example or example(s) demonstrating the protection mechanics, including the applicable calculations and the operation of the three-year testing window.

6.   We note your response to prior comment 6 and reissue in part. Please include prominent disclosure in the summary describing the impact of signing the subscription agreement on the rights of shareholders. In addition, please clearly state, if true:

*   that shareholders must execute the subscription agreement in order to participate in the rights offering;
*   that the protection mechanism are binding and enforceable solely against those shareholders who properly execute the subscription agreement; and
*   that the protection mechanisms relate solely to the exercise by shareholders of rights in this offering and do not restrict shareholders' ability to purchase shares other than in this offering.

<u>Exhibit 5.1</u>

7.   We note the date restriction contained in the second-to-last paragraph of the opinion. Please remove the restriction or confirm that you will file an updated opinion on the date of effectiveness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Louis Rambo at (202) 551-3289 or Daniel Morris, Special Counsel, at (202) 551-3314 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (fax):   Steven Wolosky
               Jeffrey S. Spindler
               Olshan Grundman Frome Rosenzweig & Wolosky LLP